TERAPHYSICS CORPORATION

June 1, 2016

Larry Spirgel

Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Teraphysics Corporation

Offering Statement on Form 1-A

File No. 024-10525

Ladies and Gentlemen:

On behalf of Teraphysics Corporation (the “Company”),  I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 2:00 P.M. Eastern Time on June 3, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact us at (440) 573-0008.

Sincerely,

Teraphysics Corporation

/s/ Louis Fisi

Louis Fisi

Teraphysics Corporation

110 Alpha Park, Cleveland, OH 44143

P: 440-573-0008  F: 440-646-9987